Exhibit 99.1

For immediate release

Encana’s President & CEO announces retirement

Calgary, Alberta (January 11, 2013) TSX, NYSE: ECA

Encana Corporation announced today that Randall K. Eresman, President & Chief Executive Officer, has informed the Board of Directors that, effective today, he is retiring from Encana after serving the company for approximately 35 years. Mr. Eresman will also be retiring from the Board of Directors but he has agreed to stay on as an advisor until February 28, 2013 to assist with the transition.

“I have had a wonderful and fulfilling 35 year career with Encana and its predecessor, Alberta Energy Company Ltd. (“AEC”), which began as a summer student in 1978. I have been very fortunate to have worked with so many great people over those years. Together, we created and captured many opportunities and together we also overcame many challenges,” said Randy. “After a highly successful 2012, Encana is once again financially and operationally very strong, and well positioned to execute on its plans to rapidly transition to a more balanced commodity portfolio. Now is the right time for me to step down and to turn over leadership of Encana to someone with the focus, drive and commitment to complete the transition. While I have always had a wide variety of interests, I will now be able to pursue them more extensively.”

Clayton H. Woitas, a director of Encana and President and Chief Executive Officer of Range Royalty Management Ltd., has been appointed Interim President & Chief Executive Officer. Mr. Woitas will serve in this role while the Board of Directors conducts a search for a new President & Chief Executive Officer.

“Randy has played a key role in the development of Encana and in his more than three decades with the company; he has made many important contributions to the company’s success. The Board would like to thank Randy for his service to Encana and wish him well in his retirement,” said David P. O’Brien, Chairman of the Board.

Clayton H. Woitas brings over 30 years of experience in the Western Canadian oil and natural gas business, having created substantial shareholder value and provided senior leadership during his tenure at Range Royalty Management Ltd., Profico Energy Management Ltd. and Renaissance Energy Ltd.

“Clayton is one of Encana’s leading directors and has broad experience in the oil and natural gas industry including as a Chief Executive Officer of a number of successful companies. Clayton will bring strong leadership with a focus on operational excellence and project delivery to ensure a smooth transition to new leadership,” said Mr. O’Brien.

“Encana has a number of world class resource assets as well as a strong management and technical team capable of delivering strong returns. I look forward to working with this team as interim President & CEO,” stated Clayton H. Woitas.

Encana Corporation

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor Contact	Media Contact
Ryder McRitchie Vice President Investor Relations & Corporate Communications (403) 645-2007	Jay Averill Manager, Media & Public Relations (403) 645-4747
Lorna Klose
Manager, Investor Relations
(403) 645-6977

SOURCE: Encana Corporation